

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

Via E-mail
Mr. Bruce T. Dugan
Chief Executive Officer
Thrive World Wide, Inc.
650 Main Street
Lake Geneva, Wisconsin 53147

      Re: **Thrive World Wide, Inc.**
             Form 10-K for Fiscal Year Ended September 30, 2011
             Filed January 24, 2012
             File No. 000-53880

Dear Mr. Dugan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Jennifer Thompson

                                   Jennifer Thompson
                                   Accounting Branch Chief